June 8, 2021

VIA EDGAR

Kevin Dougherty

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportatio

100 F Street, NE

Washington, DC 20549

Re:	International Seaways, Inc. Registration Statement on Form S-4 File No. 333-255774

Dear Mr. Dougherty:

Pursuant to Rule 461 under the Securities Act of 1933, International Seaways, Inc., a corporation incorporated under the laws of the Republic of the Marshall Islands (the “Company”), hereby requests acceleration of the effective date of its Registration Statement on Form S-4 (File No. 333-255774), as amended (the “Registration Statement”). The Company hereby requests that the Registration Statement be declared effective at 4:00 p.m. Eastern Time on June 9, 2021, or as soon thereafter as practicable.

In connection with this request for the acceleration of the effective date of the Registration Statement, the Company acknowledges that:

(i)             should the Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii)            the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company of its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii)           the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please feel free to contact Benet O’Reilly of Cleary Gottlieb Steen & Hamilton LLP at (212) 225-2746 or by email at boreilly@cgsh.com. In addition, please notify Mr. O’Reilly when this request for acceleration has been granted.

Very truly yours,

INTERNATIONAL SEAWAYS, INC.

By:	/s/ James D. Small III
Name: James D. Small III
Title: Chief Administrative Officer, Senior VP, Secretary and General Counsel

cc:     Benet J. O’Reilly, Cleary Gottlieb Steen & Hamilton LLP